Exhibit (a)(1)

October 12, 2018

Dear Resource Real Estate Opportunity REIT, Inc. Stockholder:

Recently you may have received an unsolicited tender offer from Everest REIT Investors I, LLC (“Everest”), to purchase up to 3,600,000 shares, or 5.1%, of the common stock of Resource Real Estate Opportunity REIT, Inc. at a price of $7.00 per share in cash (the “Everest Tender Offer”).

The Board of Directors has consulted with management of the Company and its outside legal advisor and carefully evaluated the terms and conditions of the Everest Tender Offer. While stockholders have their individual liquidity needs and must evaluate this offer accordingly, the Board of Directors recommends that stockholders not tender their shares to Everest. As more fully set forth in the enclosed Schedule 14D-9, we believe that the Everest Tender Offer is not in the best interests of our stockholders because, among other reasons, the Board believes that the offer price is less than the current and potential long-term value of your shares. We believe that you should view Everest as an opportunistic purchaser that is attempting to acquire your shares cheaply in order to profit at your expense.

We appreciate your trust in the company and its Board of Directors and thank you for your continued support. We encourage you to follow the recommendation of the Board of Directors and not tender your shares.

Sincerely,

/s/ Alan F. Feldman

Alan F. Feldman
Chairman of the Board and Chief Executive Officer
Resource Real Estate Opportunity REIT, Inc.